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                        [LETTERHEAD OF SIDLEY & AUSTIN]


                                                           EXHIBIT 8.01(a)

                                        December 17, 1996
Kenmar Global Trust
c/o Kenmar Advisory Corp.
Managing Owner
Two American Lane
P.O. Box 5150
Greenwich, Connecticut  06831-8150

       Re:  Registration Statement on Form S-1
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Dear Madam or Sir:


       We have acted as your counsel in connection with the preparation and filing with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933 of the Registration Statement on Form S-1, filed with the SEC on July 25, 1996, as amended by Amendment No. 1 thereto filed with the SEC on October 30, 1996, and by Amendment No. 2 thereto filed with the SEC on December 13, 1996, (the "Registration Statement") relating to Units of beneficial interest ("Units") of Kenmar Global Trust (the "Trust"), a business trust organized under the Delaware Business Trust Act.


       We have reviewed such data, documents, questions of law and fact and other matters as we have deemed pertinent for the purpose of this opinion. Based upon the foregoing, we hereby confirm our opinion expressed under the caption "Federal Income Tax Consequences" in the Prospectus (the
"Prospectus") constituting a part of the Registration Statement that: (i) the Trust will be treated as a partnership for federal income tax purposes (assuming that (x) Kenmar Advisory Corp. maintains a net worth at an amount not less than 10% of the total contributions to the Trust and all other entities of which it is managing owner or general partner, (y) Kenmar
Advisory Corp. makes capital contributions to the Trust not less than those required by the Trust's Amended and Restated Declaration of Trust and Trust Agreement ("Declaration of Trust"), and (z) substantially all of the gross income of the Trust will constitute "qualifying income" within the meaning of section 7704(d) of the Internal Revenue Code of 1986, as amended (the "Code")); (ii) the allocations of profits and losses made when Unitholders redeem their Units are permissible for federal income tax purposes; and (iii) based upon the trading activities of the Trust described in the Prospectus, the Trust should be treated as engaged in the conduct of a trade or business for federal income tax purposes, and, as a result, the ordinary and necessary business expenses incurred by the Trust in conducting its commodity futures trading business should not be subject to limitation under section 67 of the Code or under section 68 of the Code.


       Income earned by the Trust will not constitute "unrelated business taxable income" under Section 511 of the Code to employee benefit plans and other tax-exempt entities which purchase Units, provided that the Units held by such plans and entities are not "debt-financed" within the meaning of
Section 514 of the Code.


       We also advise you that in our opinion the description set forth under the caption "Federal Income Tax Consequences" in the Prospectus correctly describes (subject to the uncertainties referred to therein) the material aspects of the United States federal income tax treatment to United States individual investors, as of the date hereof, of an investment in the Trust.

       This opinion speaks as of the date hereof, and we assume no obligation to update this opinion as of any future date. This opinion shall not be used for any purpose without our written consent. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to all references to our firm included in or made a part of the Registration Statement.

                                        Very truly yours,

                                        /s/  Sidley & Austin